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SEC Mail Processing
Section

JAN 28 2009

Washington, DC
110

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 26525

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 12/1/07 (MM/DD/YY) AND ENDING 11/30/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: John W. Loofbourrow Associates, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

44 Wall Street, 20th Floor
(No. and Street)

New York	NY	10005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John W. Loofbourrow — 212-558-6400 Ext 100
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

John M. Sacco, CPA
(Name – *if individual, state last, first, middle name*)

110 Corporate Park Drive	White Plains	NY	10604
(Address)	(City)	(State)	(Zip Code)

PROCESSED
FEB 13 2009
THOMSON REUTERS

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR' AFFIRMATION

I, John W. Loofbourrow, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of John W. Loofbourrow Associates, Inc., as of November 30, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

John W. Loofbourrow
Signature

President
Title

Marion Gillen
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MARION GILLEN
NOTARY PUBLIC OF NEW JERSEY
My Commission Expires Aug. 31, 2009

JOHN W. LOOFBOURROW ASSOCIATES, INC.

Statement of Financial Condition
For the year ended November 30, 2008
With Independent Auditor's Report

(Filed as PUBLIC information pursuant to rule 17a-5(d)
Under the Securities and Exchange Act of 1934)

JOHN W. LOOFBOURROW ASSOCIATES, INC.

Financial Statement

For the year ended November 30, 2008

TABLE OF CONTENTS

JOHN M. SACCO
CERTIFIED PUBLIC ACCOUNTANT

108 CORPORATE PARK DRIVE
WHITE PLAINS, NEW YORK 10604
914-253-8757 914-253-8759(FAX)
jmsaccocpa@verizon.net

INDEPENDENT AUDITOR'S REPORT

To the Stockholders of
John W. Loofbourrow Associates, Inc.

I have audited the accompanying statement of financial condition of John W. Loofbourrow Associates, Inc. (the "Company") as of November 30, 2008. The statement of financial condition is the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted the audit in accordance with auditing standards generally accepted in the United States. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. I was not engaged to perform an audit of the Company's internal control over financial reporting. My audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, I express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of John W. Loofbourrow Associates, Inc. at November 30, 2008, in conformity with accounting principles generally accepted in the United States.

John M Sacco

January 26, 2009
White Plains, New York

JOHN W. LOOFBOURROW ASSOCIATES, INC.

STATEMENT OF FINANCAL CONDITION

November 30, 2008

ASSETS	
Cash and cash equivalents	$ 28,365
Investments, at fair value (cost $40,000)	2,436
Total Assets	30,801
LIABILITIES & STOCKHOLDERS' EQUITY	
Liabilities:	
Accounts payable and accrued expenses	20,500
Due to Loofbourrow, Inc.	265
Total liabilities	20,765
Stockholders' equity:	
Common stock, no par value, 5,000 shares authorized, 4,319 shares issued and outstanding	
Additional paid-in capital	411,462
Accumulated other comprehensive income- Unrealized losses on securities	(37,564)
Accumulated deficit	(363,862)
Total stockholders' equity	10,036
Total Liabilities and Stockholders' Equity	$ 30,801

See accompanying notes.

JOHN W. LOOFBOURROW ASSOCIATES, INC.

NOTES TO FINANCIAL STATEMENTS

NOVEMBER 30, 2008

NOTE 1- **ORGANIZATION**

John W. Loofbourrow Associates, Inc. (the "Company") was organized as a corporation under the laws of the state of Delaware on November 7, 1980. The Company is a registered broker-dealer with the Security and Exchange Commissions ("SEC") and the Financial Industry Regulatory Authority ("FINRA") and the Municipal Securities Rulemaking Board.

NOTE 2-SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company is engaged in arranging equity and debt financing for Corporations in the United States. The Company does not carry customers' accounts and does not receive, deliver or hold customer cash or securities in connection with such transactions.

Cash Equivalents

The company considers securities purchased with maturities of three months or less to be cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and discloses of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reported period. Actual results could differ from those estimates.

Revenue Recognition

The Company recognizes income, from financing and consulting fees for assisting clients in investment banking transactions, when the financing is completed. Initial non refundable fees are recorded at contract signing.

Interest and dividend income are recorded on the accrual basis.

Allowance for Bad Debts

The Company provides an allowance for doubtful accounts equal to the estimated collection losses based on management evaluation of outstanding accounts receivable at year ended. At November 30, 2008, the Company had no accounts receivable.

NOTE 2-SIGNIFICANT ACCOUNTING POLICIES (Continued)

Available for Sale Securities

Available for sale securities consist of common stock not classified as trading securities or securities to be held to maturity. Securities available for sale are carried at fair value with unrealized gains and losses reported as other comprehensive income in the stockholders' equity section of the balance sheet. Realized gains and losses on securities available for sale are included in other income/loss and, when applicable, are reported as a reclassification adjustment in other comprehensive income. Gains and losses on the sale of available for sale securities are determined using specific-identification method.

Recent Accounting Pronouncements:

In June 2006, the FASB issued Financial Interpretation - FIN No. 48, *Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109.* This interpretation clarifies the accounting and financial statement reporting for uncertainty in income taxes recognized by prescribing a recognition threshold measurement attribute for a tax position taken or expected to be taken in a tax return.

On December 30, 2008, the Financial Accounting Standards Board (FASB) issued FASB Staff Position (FSP) Fin 48-3, *Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Enterprises.* This FSP defers the effective date of FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes,* for fiscal years beginning after December 15, 2008. The interpretation will become effective for the Company on December 1, 2009 (Fiscal Year 2009). Management is currently evaluating the provisions of FIN 48 and its potential effect on its financial statements and has determined that the implementation of the new standard will not have any effect on the company's financial statements as the Company does not have any uncertain tax positions.

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements.* SFAS 157, among other things, defines fair value, establishes a framework for measuring fair value and enhances disclosures about fair value measurements required under other accounting pronouncements, but does not change existing guidance as to whether or not an instrument is carried at fair value.

On February 12, 2008, the Financial Accounting Standards Board (FASB) issued FASB Staff Position (FSP) No FAS 157- -. *Effective Date of FASB Statement No 157.* This FSP defers the effective date of nonfinancial assets and nonfinancial liabilities, except for those items that are recognized or disclosed at fair value in the entity's financial statements on a reoccurring basis until, fiscal years beginning after November 15, 2008. This statement will become effective for the Company on December 1, 2009 (Fiscal Year 2009).

The implementation of FAS 157 will did not have any material effect in the company's results of operations.

NOTE 3-INVESTMENTS

At November 30, 2008, the Company held 58,823 shares of NexHorison Communications, Inc., Cost $40,000 and a fair value of $2,436.

NOTE 4-INCOME TAXES

Through November 30, 2000, the Company operated as an S Corporation for federal income tax purposes as provided in Section 1362(a) of the Internal Revenue Code. Under federal and state income tax laws generally applicable to S Corporations, the tax effects of the Company's activities during that period accrued directly to its shareholders. Accordingly, no deferred tax benefit for federal or state income taxes has been made for any net operating losses incurred prior to November 30, 2000. At November 30, 2000 the company had an accumulated deficit of approximately $340,000.

Local income taxes are provided for the tax effects of transactions reported in the financial statements.

Effective December 1, 2000, the Company was organized for federal tax purposes as a C corporation. The Company accounts for income taxes in accordance with Financial Accounting Standards No. 109. The Company expects to pay no federal, state and local income taxes for the year due to its operating losses. At November 30, 2008 the Company has unused federal, state and local net operating loss carryforwards ("NOL's") of approximately $51,000. A valuation allowance equal to the NOL deferred tax asset (approximately $15,000) has been provided due to the Company's history of operating losses. The net operating lose carryforwards expire in various years thru November 30, 2028.

NOTE 5-RELATED PARTY TRANSACTIONS

The Company has an arrangement whereby Loofbourrow, Inc., a related entity with similar stockholders as the Company, provides employee services, equipment and administrative support services to the Company. Included in "selling, general and administrative expenses" on the statement of operations are approximately $352,000 of fees and expenses charged during the year by Loofbourrow, Inc. for advice provided to the Company with respect to various customer related financing transactions and approximately $9,000 to reimburse Loofbourrow, Inc. for the employee services, equipment and administrative expenses provided to the Company.

During the year ended November 30, 2008 the principal shareholder of the Company provided significant services to Loofbourrow, Inc.

At November 30, 2008, the balance due to Loofbourrow, Inc. was $265 for services rendered and expenses incurred.

JOHN W. LOOFBOURROW ASSOCIATES, INC.

NOTES TO FINANCIAL STATEMENTS

NOVEMBER 30, 2008

NOTE 6-PROFIT SHARING PLAN

The Company and Loofbourrow, Inc. maintain a profit-sharing plan (the "Plan") that covers all eligible employees who have reached the age of 21 and have completed one year of service with the Company or its affiliates. Contributions to the Plan are at the discretion of the Board of Directors. During the year ended November 30, 2008 there was no contributions to the plan.

NOTE 7-NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission's ("SEC's") Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15:1. At November 30, 2008, the Company had net capital of $7,600 of which $2,600 was in excess of its net capital requirement of $5,000. The ratio of aggregate indebtedness to net capital at November 30, 2008 was approximately 2.73 to 1. The Company is exempt from the SEC's customer reserve requirements of Rule 15c3-3.

NOTE 8-SHAREHOLDERS' EQUITY

On September 23, 2004, the Board of Directors of the Company and Loofbourrow, Inc. approved the issue to John Loofbourrow options to purchase shares of stock in each company. Each ten year option has a strike price of $68.89 to purchase 1 share in each of the two held companies, i.e. $68.89 purchases one share in each company. One option is granted for each $100 principal value of loan provided to the companies by John Loofbourrow. At November 30, 2008, 2,330 options had been granted.

END